Exhibit 99.1

GasLog Ltd. Declares Dividend on Series A Preference Shares

Hamilton, Bermuda, March 10, 2022 — GasLog Ltd. (“GasLog” or “Company”) today announced a dividend of $0.546875 per share on its 8.75% Series A Cumulative Redeemable Perpetual Preference Shares, payable on April 1, 2022 for all shareholders of record as of March 31, 2022.

Contacts:

Joseph Nelson

Head of Investor Relations

Phone: +1 212-223-0643

Email: ir@gaslogltd.com

About GasLog

GasLog is an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. GasLog’s consolidated fleet consists of 39 LNG carriers (35 on the water plus 4 under construction). Of these vessels, 20 are owned by GasLog, four have been sold and leased back by GasLog under long-term bareboat charters and of the remaining 15 LNG carriers, 14 are owned by the Company’s subsidiary, GasLog Partners LP, and one has been sold and leased back by GasLog Partners LP.